Exhibit 99.1

DESTINATION MATERNITY REPORTS FOURTH QUARTER AND

FISCAL 2017 RESULTS

•	E-commerce sales rise 60% from prior year fourth quarter

•	Comparable retail sales rise 5.2% from prior year fourth quarter

•	Gross margin expands 20 basis points in fiscal 2017 from fiscal 2016

•	Selling, General and Administrative expenses decline $5.2 million in fiscal 2017 – on track to exceed the Company’s expectation to generate $10 million in annualized savings

Moorestown, NJ, April 19, 2018 – Destination Maternity Corporation (NASDAQ: DEST), the world’s leading maternity apparel retailer, today announced financial results for the fourth quarter and full fiscal year. Fiscal 2017 ended February 3, 2018 and includes a 14-week fourth quarter and 53-week year, compared to fiscal 2016 ended January 28, 2017, which is based on a 13-week fourth quarter and 52-week year. Comparable sales exclude the impact of the additional week.

Melissa Payner-Gregor, interim Chief Executive Officer commented “Fiscal 2017 was a year of transition for the Company. Since I stepped into the interim CEO role in early January, I have been more than impressed with how our team members have managed to maintain their focus in the face of so much change. And, while there is much work to be done, our Company has made meaningful strides in the past year. We relaunched our four ecommerce websites in early 2017 with an increase in comparable sales in the channel of over 40%, with much of that improvement driven by major conversion improvements on all devices, particularly mobile. The strength of the digital platform helped us deliver a 5.2% total retail comp improvement in the fourth quarter of fiscal 2017. In addition, we implemented an internal reorganization and cost cutting initiative late in fiscal 2017 which contributed a $5.2 million reduction in SG&A for the year with an expectation that the annualized savings will exceed $10 million in fiscal 2018. We also completed a refinancing of our outstanding term loan to provide greater liquidity.”

Fourth Quarter Fiscal 2017 Financial Results (14 weeks ended February 3, 2018)

•	Net sales were $105.1 million compared to $100.2 million for the prior year quarter. This increase was primarily driven by an increase in comparable retail sales as well as additional sales generated in the 53rd week.

•	Comparable sales increased 5.2%

•	Gross margin for the fourth quarter of fiscal 2017 was 50.4%, down 60 basis points over the comparable prior year quarter gross margin of 51.0%.

•	Selling, general and administrative expenses (“SG&A”) for the fourth quarter of fiscal 2017 increased 5.7% to $57.0 million, compared to $53.9 million for the fourth quarter of fiscal 2016. As a percentage of net sales, SG&A increased to 54.2% for the fourth quarter of fiscal 2017 compared to 53.8% for the fourth quarter of fiscal 2016. Fiscal 2017 included an additional week of expense related to the 53rd week.

•	The Company incurred store closing, asset impairment and asset disposal expenses of $2.6 million for the fourth quarter of fiscal 2017, compared to $1.0 million for the fourth quarter of fiscal 2016.

•	Other charges during the fourth quarter of fiscal 2017 were $1.2 million, related to management and organizational changes, compared to $2.9 million in the fourth quarter of fiscal 2016.

•	Adjusted EBITDA before other charges was $0.6 million for the fourth quarter of fiscal 2017, compared to $2.1 million for the fourth quarter of fiscal 2016. Adjusted EBITDA before other charges is defined in the financial tables at the end of this press release.

•	Income tax benefit was $0.3 million for the fourth quarter of fiscal 2017 compared to an income tax provision of $25.0 million in fiscal 2016.

•	GAAP net loss was $10.2 million, or $0.73 per share. This compared to a GAAP net loss of $32.8 million, or $2.39 per share, for the fourth quarter of fiscal 2016, which included the $27.8 million non-cash income tax charge, or $2.02 per share, related to the valuation allowance against net deferred tax assets.

•	Adjusted net loss was $5.0 million, or $0.36 per share, compared to adjusted net loss of $3.2 million, or $0.23 per share for the fourth quarter of fiscal 2016. For a reconciliation of GAAP to non-GAAP financial information refer to the financial tables at the end of this press release.

Full Year Fiscal 2017 Financial Results (53 weeks ended February 3, 2018)

•	Net sales were $406.2 million compared with $433.7 million for the fiscal year ended January 28, 2017. This decrease was primarily driven by the wind down of the Kohl’s relationship, the net closure of 28 retail stores, and a decline in comparable sales.

•	Comparable sales decreased 1.5%;

•	Gross margin increased 20 basis points to 52.6% compared to 52.4% for the fiscal year ended January 28, 2017. The year-over-year increase in gross margin was driven by reduced product costs and the exit from the leased department and licensed relationships, which generated lower than average gross margins.

•	SG&A declined $5.2 million to $218.7 million, or 53.8% of net sales, compared to $223.9 million, or 51.6% of net sales for the fiscal year ended January 28, 2017. Fiscal 2017 includes SG&A expenses incurred in the 53rd week.

•	Store closing, asset impairment and asset disposal expenses were $6.3 million, compared to $2.8 million for the fiscal year ended January 28, 2017.

•	Other charges during fiscal 2017 were $4.9 million, related to the proposed business combination, as well as management and organizational changes, compared to $4.9 million for fiscal 2016.

•	Adjusted EBITDA before other charges was $13.0 million for the fiscal year ended February 3, 2018 compared to $23.3 million for the fiscal year ended January 28, 2017.

•	Income tax provision was $0.0 million for fiscal 2017 compared to $25.0 million in fiscal 2016.

•	GAAP net loss was $21.6 million, or $1.57 per share. This compared to a GAAP net loss of $32.8 million, or $2.39 per share, for the fourth quarter of fiscal 2016, which included the $27.8 million non-cash income tax charge, or $2.02 per share, related to the valuation allowance against net deferred tax assets.

•	Adjusted net loss of $10.2 million, or $0.74 per share, compared to adjusted net loss of $1.9 million, or $0.14 per share, for the fiscal year ended January 28, 2017.

Other Fiscal Year 2017 Financial Information

•	Capital expenditures totaled $6.7 million primarily driven by investments in stores and investments to support key systems projects.

•	At February 3, 2018, inventory was $71.3 million, an increase of $2.3 million compared to $69.0 million at January 28, 2017.

Commentary on Go-Forward Strategy

Melissa Payner-Gregor, commented further:

“As we move forward, we have put into place and expect to execute the following strategies:

•	Supplying the very best product to our customers. At our core, we are a fashion company. We believe a new mom doesn’t have to change her style when she is expecting. We believe that we offer highly differentiated product and on-trend style that is technically designed to fit her changing body. We feel so lucky to share a part of the most exciting time in her life.

•	Creating a more seamless and relevant omni-channel experience. We expect to bring our strengths in each respective channel to all channels. For example, while our digital experience is highly efficient we do not currently provide the level of customer service and emotional connection that is driven by our excellent in-store sales associates. We are exploring creating a more interactive and informative experience online through initiatives such as live chat, increased content and online community. As to the stores, although our level of customer service is a strength, we are seeking to identify ways to increase traffic to our stores. We are working to use our strong traffic online to drive footsteps to the stores with our buy online pickup from store initiatives as well as future initiatives, such as in-store appointment scheduling.

•	Improving our product sourcing, planning, buying and allocation. Over the past few years we have made investments in our inventory management systems, processes and personnel to drive better results from conception through replenishment. We have gained insights on which we intend to capitalize.

•	Expanding our distribution points and product category offerings. There are opportunities for us to reinvigorate our distribution network, particularly in the digital space, where we believe incremental expansion can be accomplished. This year we expect to begin offering our product in at least one more online marketplace (in addition to Macys.com) with more to come. We are also working to deepen our relationship with Amazon by transferring onto the Amazon Retail platform which will give our Amazon customers full access to Prime fulfillment. This is a meaningful growth opportunity given the majority of our sales decline from our peak in fiscal 2013 can be attributed to our declining distribution network. Furthermore, we believe positioning gives us the unique opportunity to offer our customers products that extend beyond her pregnancy to her life as a new-mom, including baby apparel, hard goods and other products of interest to the growing family. We will be diligently exploring opportunities to expand our product offering to include next stage products, initially through our digital platform utilizing a marketplace model.

•	Protecting and expanding the revenue we receive from our marketing partnerships business. We believe we have access to highly valuable customers, and we have been able to leverage this access with our third-party partners to offer customers great savings and services beyond her maternity needs. We believe we can drive incremental revenue through this channel with additional assets.

•	Working diligently every day to improve our profitability. As mentioned above, we believe that our recent reorganization and cost cutting initiatives will deliver over $10 million in run-rate savings. However, we will continue to adopt and maintain a stringent profit focused philosophy. This includes continued, rigorous review of our real estate portfolio (which has a high degree of liquidity over the next several years) as well as opportunistically cutting or investing in our operation when return-on-investment appropriate.”

Commentary on Governance Matters

Barry Erdos, Chairman of the Board, commented:

“As announced previously, our Board has been actively considering its composition including pursuing the addition of new members to expand the skills and experience on the Board to accelerate Destination Maternity’s path to profitable growth.    In keeping with this objective, earlier this year, Peter Longo, formerly of Macy’s, joined our Board, and, in early April, the Board added Pierre Mestre, the Chairman and founder of Orchestra-Prémaman, our largest stockholder. These additions show our Board’s willingness to invite new opinions into the boardroom for the benefit of all stockholders, and that willingness continues. As to our CEO search, the newly constituted Board is working diligently to identify and vet candidates for the permanent CEO role and expects to continue that work into this fiscal year.”

Mr. Mestre, our newest Board member, commented:

“Both before and after I became a director, the current Board and the current management team have shown real enthusiasm for a sustained focus on making Destination Maternity more profitable. The Company has aggressively revised its strategy, including seeking to expand its distribution points as well as its product offerings, each of which has the potential to strengthen and diversify Destination Maternity’s positioning in the market.

“I am also encouraged to see the willingness with which the Board has approached refreshing its members. As the Chairman of the Company’s largest stockholder, at over 13%, I support our current Board and management team and will be voting all the shares I and my companies beneficially own in favor of the Company’s slate at the upcoming annual meeting of stockholders.”

Retail Locations

The table below summarizes store opening and closing activity for the fourth quarter and full year fiscal 2017 and fiscal 2016, as well as the Company’s total store, leased department and retail location count at the end of each fiscal period.

	Fourth Quarter Ended		Year Ended
	February 3, 2018	January 28, 2017	February 3, 2018	January 28, 2017
Store Openings (1)	0	2	7	11
Store Closings (1)	14	13	35	32

Period End Retail Location Count (1)
Stores	487	515	487	515
Leased Department Locations	637	705	637	705

Total Retail Locations	1,124	1,220	1,124	1,220

1)	Excludes international franchised locations. As of February 3, 2018 Destination Maternity has 188 international franchised locations, including 15 standalone stores operated under one of the Company’s nameplates and 173 shop-in-shop locations.

Conference Call Information

As announced previously, members of its senior management will hold a conference call at 9:00 a.m. Eastern Time, to discuss its results. Investors and analysts can participate in this conference call by dialing (800) 219-6970 in the United States and Canada or (574) 990-1028 outside of the United States and Canada. Please call ten (10) minutes prior to 9:00 a.m. Eastern Time. The call will also be available on the investor section of the Company’s website at

http://investor.destinationmaternity.com. Passcode for the conference call is 6098766. In the event that you are unable to participate in the call, a replay will be available at 12:00 p.m. Eastern Time on Thursday, April 19, 2018, through 12:00 p.m. Eastern Time Thursday, April 26, 2018, by calling (855) 859-2056 in the United States and Canada or (404) 537-3406 outside of the United States and Canada. Passcode for the replay is 6098766.

About Destination Maternity

Destination Maternity Corporation is the world’s largest designer and retailer of maternity apparel. As of February 3, 2018 Destination Maternity operates 1,124 retail locations in the United States, Canada and Puerto Rico, including 487 stores, predominantly under the trade names Motherhood Maternity®, A Pea in the Pod® and Destination Maternity®, and 637 leased department locations. The Company also sells merchandise on the web primarily through its brand-specific websites, motherhood.com and apeainthepod.com, as well as through its destinationmaternity.com website. Destination Maternity has international store franchise and product supply relationships in the Middle East, South Korea, Mexico, Israel and India. As of February 3, 2018 Destination Maternity has 188 international franchised locations, including 15 standalone stores operated under one of the Company’s nameplates and 173 shop-in-shop locations.

Reconciliation of Non-GAAP Financial Measures

This press release and the accompanying financial tables contain non-GAAP financial measures within the meaning of the SEC’s Regulation G, including 1) adjusted net loss, 2) adjusted net loss per share - diluted, 3) Adjusted EBITDA, 4) Adjusted EBITDA before other charges, 5) Adjusted EBITDA margin, and 6) Adjusted EBITDA margin before other charges. In the accompanying financial tables, the Company has provided reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures. The Company’s management believes that each of these non-GAAP financial measures provides useful information about the Company’s results of operations and/or financial position to both investors and management. Each non-GAAP financial measure is provided because management believes it is an important measure of financial performance used in the retail industry to measure operating results, to determine the value of companies within the industry and to define standards for borrowing from institutional lenders. The Company uses each of these non-GAAP financial measures as a measure of the performance of the Company. In addition, certain of the Company’s cash and equity incentive compensation plans are based on the Company’s level of achievement of Adjusted EBITDA before other charges. The Company provides these various non-GAAP financial measures to investors to assist them in performing their analysis of its historical operating results. Each of these non-GAAP financial measures reflects a measure of the Company’s operating results before consideration of certain charges and consequently, none of these measures should be construed as an alternative to net income (loss) or operating income (loss) as an indicator of the Company’s operating performance, as determined in accordance with generally accepted accounting principles. The Company may calculate each of these non-GAAP financial measures differently than other companies.

Important Additional Information

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with the Company’s 2018 Annual Meeting of Stockholders. The Company has filed a preliminary proxy statement (the “Preliminary Proxy Statement”) and form of white proxy card with the Securities and Exchange Commission (the “SEC”) in connection with such solicitation of proxies from the Company’s stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO AND ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. The Preliminary Proxy Statement contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company’s securities. In the event that holdings of the Company’s securities change from the amounts disclosed in the Preliminary Proxy Statement, such changes will be set forth in SEC filings on Forms 3, 4 and 5, which can be found through the Company’s website at www.destinationmaternity.com in the section “Investors” or through the SEC’s website at www.sec.gov. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Company’s definitive proxy statement and other materials to be filed with the SEC in connection with the 2018 Annual Meeting of Stockholders. Stockholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at www.destinationmaternity.com in the section “Investors” and by writing the Company’s Corporate Secretary at the following address: Destination Maternity Corporation, Attention: Secretary, 232 Strawbridge Drive, Moorestown, New Jersey 08057.

Forward-Looking Statements

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this press release or made from time to time by management of the Company, including those regarding earnings, net sales, comparable sales, other results of operations, liquidity and financial condition, and various business initiatives, involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any such forward-looking statements: the strength or weakness of the retail industry in general and of apparel purchases in particular, our ability to successfully manage our various business initiatives, the success of our international business and its expansion, our ability to successfully manage and retain our leased department and international franchise relationships and marketing partnerships, future sales trends in our various sales channels, unusual weather patterns, changes in consumer spending patterns, raw material price increases, overall economic conditions and other factors affecting consumer confidence, demographics and other macroeconomic factors that may impact the level of spending for apparel (such as fluctuations in pregnancy rates and birth rates), expense savings initiatives, our ability to anticipate and respond to fashion trends and consumer preferences, unanticipated fluctuations in our operating results, the impact of competition and fluctuations in the price, availability and quality of raw materials and contracted products, availability of suitable store locations, continued availability of capital and financing, our ability to hire, develop and retain senior management and sales associates, our ability to develop and source merchandise, our ability to receive production from foreign sources on a timely basis, our compliance with applicable financial and other covenants under our financing arrangements, potential debt prepayments, the trading liquidity of our common stock, changes in market interest rates, our compliance with certain tax incentive and abatement programs, war or acts of terrorism and other factors set forth in the Company’s periodic filings with the SEC, or in materials incorporated therein by reference.

Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. The Company assumes no obligation to update or revise the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

– Financial Tables to Follow –

CONTACT: Allison	Malkin

Caitlin Morahan

ICR, Inc.

(203) 682-8200

DESTINATION MATERNITY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except percentages and per share data)

(unaudited)

	Three Months Ended		Twelve Months Ended
	February 3,	January 28,	February 3,	January 28,
	2018	2017	2018	2017
Net sales	$105,147	$100,158	$406,207	$433,699
Cost of goods sold	52,188	49,120	192,355	206,271

Gross profit	52,959	51,038	213,852	227,428
Gross margin	50.4%	51.0%	52.6%	52.4%
Selling, general and administrative expenses (SG&A)	56,967	53,914	218,656	223,881
SG&A as a percentage of net sales	54.2%	53.8%	53.8%	51.6%
Store closing, asset impairment and asset disposal expenses (income)	2,643	996	6,292	2,768
Other charges	1,166	2,911	4,912	4,914

Operating loss	(7,817)	(6,783)	(16,008)	(4,135)
Interest expense, net	1.056	969	4,045	3,575
Loss on extinguishment of debt	1,542	—	1,542	—

Loss before income taxes	(10,415)	(7,752)	(21,595)	(7,710)
Income tax provision (benefit)	(257)	25,034	2	25,050

Net loss	$(10,158)	$(32,786)	$(21,597)	$(32,760)

Net loss per share – Basic and Diluted	$(0.73)	$(2.39)	$(1.57)	$(2.39)

Average shares outstanding – Basic and Diluted	13,824	13,723	13,788	13,702

Reconciliation of Net Loss to Adjusted Net Loss:
Net loss, as reported	$(10,158)	$(32,786)	$(21,597)	$(32,760)
Add: other charges for proposed business combination	85	1,858	1,198	3,154
Add: other charges for management and organizational changes	1,081	1,053	3,714	1,760
Add: loss on extinguishment of debt	1,542	—	1,542	—
Less: effect of change in accounting principle	—	—	(764)	—
Less: income tax effect of other charges	(923)	(1,092)	(2,044)	(1,858)
Add: deferred tax valuation allowance related to cumulative losses	3,406	27,758	7,758	27,758

Adjusted net loss	$(4,967)	$(3,209)	$(10,193)	$(1,946)

Adjusted net loss per share – diluted	$(0.36)	$(0.23)	$(0.74)	$(0.14)

DESTINATION MATERNITY CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	February 3, 2018	January 28, 2017
ASSETS
Current assets:
Cash and cash equivalents	$1,635	$2,859
Trade receivables, net	6,692	5,683
Inventories	71,256	69,040
Prepaid expenses and other current assets	11,522	9,464

Total current assets	91,105	87,046
Property and equipment, net	66,146	83,029
Other assets	5,331	5,912

Total assets	$162,582	$175,987

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit borrowings	$8,000	$4,600
Current portion of long-term debt	4,780	6,948
Accounts payable	30,949	17,656
Accrued expenses and other current liabilities	31,661	31,359

Total current liabilities	75,390	60,563
Long-term debt	23,809	31,485
Deferred rent and other non-current liabilities	22,715	22,789

Total liabilities	121,914	114,837
Stockholders’ equity	40,668	61,150

Total liabilities and stockholders’ equity	$162,582	$175,987

Selected Consolidated Balance Sheet Data

(in thousands)

(unaudited)

	February 3,	January 28,
	2018	2017
Cash and cash equivalents	$1,635	$2,859
Inventories	71,256	69,040
Property and equipment, net	66,146	83,029
Line of credit borrowings	8,000	4,600
Total debt	36,589	43,033
Stockholders’ equity	40,668	61,150

DESTINATION MATERNITY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Twelve Months Ended
	February 3,	January 28,
	2018	2017
Operating Activities
Net loss	$(21,597)	$(32,760)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17,592	18,032
Stock-based compensation expense	1,154	1,801
Loss on impairment of long-lived assets	5,775	2,388
Loss on disposal of assets	349	272
Loss on extinguishment of debt	1,542	—
Grow NJ award benefit	422	349
Deferred income tax provision	—	24,614
Amortization of deferred financing costs	487	328
Changes in assets and liabilities:
Decrease (increase) in:
Trade receivables	(1,009)	4,471
Inventories	(2,216)	3,469
Prepaid expenses and other current assets	(1,990)	328
Other non-current assets	14	37
Decrease in:
Accounts payable, accrued expenses and other current liabilities	8,565	(11,593)
Deferred rent and other non-current liabilities	(219)	(1,025)

Net cash provided by operating activities	8,869	10,711

Investing Activities
Capital expenditures	(6,649)	(12,690)
Proceeds from sale of property and equipment	—	2
Additions to intangible assets	(18)	(97)

Net cash used in investing activities	(6,667)	(12,785)

Financing Activities
Increase (decrease) in cash overdraft	5,116	681
(Decrease) increase in line of credit borrowings	3,400	(23,800)
Proceeds from long-term debt	25,901	32,000
Repayment of long-term debt	(34,382)	(4,498)
Deferred financing costs paid	(3,406)	(1,519)
Withholding taxes on stock-based compensation paid in connection with repurchase of common stock	(57)	(54)
Cash dividends paid	—	—
Proceeds from exercise of stock options	—	6

Net cash provided by financing activities	(3,428)	2,816

Effect of exchange rate changes on cash and cash equivalents	2	1

Net Increase in Cash and Cash Equivalents	(1,224)	743
Cash and Cash Equivalents, Beginning of Period	2,859	2,116

Cash and Cash Equivalents, End of Period	$1,635	$2,859

DESTINATION MATERNITY CORPORATION AND SUBSIDIARIES

Supplemental Financial Information

Reconciliation of Net Loss to Adjusted EBITDA(1)

and Adjusted EBITDA Before Other Charges,

and Operating Loss Margin to Adjusted EBITDA Margin

and Adjusted EBITDA Margin Before Other Charges

(in thousands, except percentages)

(unaudited)

	Three Months Ended		Twelve Months Ended
	February 3,	January 28,	February 3,	January 28,
	2018	2017	2018	2017
Net loss	$(10,158)	$(32,786)	$(21,597)	$(32,760)
Add: income tax provision (benefit)	(257)	25,034	2	25,050
Add: interest expense, net	1,056	969	4,045	3,575
Add: loss on extinguishment of debt	1,542	—	1,542	—

Operating loss	(7,817)	(6,783)	(16,008)	(4,135)
Add: depreciation and amortization expense	4,333	4,449	17,592	18,032
Add: loss on impairment of long-lived assets	2,508	982	5,775	2,388
Add: (gain) loss on disposal of assets	66	(17)	349	272
Add: stock-based compensation expense	296	528	1,154	1,801

Adjusted EBITDA (1)	(614)	(841)	8,862	18,358
Add: other charges for proposed business combination	1,081	1,858	1,198	3,154
Add: other charges for management and organizational changes	85	1,053	3,714	1,760
Less: change in accounting principle	—	—	(764)	—
Add: other charges for fiscal year change	—	—	—	—

Adjusted EBITDA before other charges	$552	$2,070	$13,010	$23,272

Net sales	$105,147	$100,158	$406,207	$433,699

Operating loss margin (operating loss as a percentage of net sales)	(7.4)%	(6.8)%	(3.9)%	(1.0)%
Adjusted EBITDA margin (adjusted EBITDA as a percentage of net sales)	(0.6)%	(0.8)%	2.2%	4.2%
Adjusted EBITDA margin before other charges (adjusted EBITDA as a percentage of net sales)	0.5%	2.1%	3.2%	5.4%

(1)	Adjusted EBITDA represents operating loss before deduction for the following non-cash charges: (i) depreciation and amortization expense; (ii) loss on impairment of tangible and intangible assets; (iii) (gain) loss on disposal of assets; and (iv) stock-based compensation expense.

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